UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62

NIRE 35.3.0015881-4

NOTICE TO THE MARKET

CHANGE OF INDEPENDENT AUDITOR

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in compliance with the CVM Resolution No. 23/2021, hereby informs its shareholders and the market in general that its Board of Directors, at meeting held on this date, approved the hiring of PricewaterhouseCoopers Auditores Independentes (“PwC”) to provide independent audit services for its individual and consolidated financial statements for the fiscal year of 2025, replacing Baker Tilly 4Partners Auditores Independentes Ltda. (“Baker Tilly”), starting from the revision of the quarterly information (ITRs) for the first quarter of 2025.

Said change in the independent auditor is strictly due to the termination of the service contract with Baker Tilly and the Company's Management decision not to renew it in order to increase operational synergy.

The Company also informs that obtained the properly consent of Baker Tilly, in respect to the change mentioned above.

São Paulo, December 12th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 12, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director